Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-158140
Issuer Free Writing Prospectus, dated March 23, 2009
ATMOS ENERGY CORPORATION
8.50% Senior Notes due 2019
This Free Writing Prospectus relates only to the 8.50% Senior Notes due 2019 of Atmos Energy Corporation and should be read together with the Preliminary Prospectus Supplement dated March 23, 2009 relating to the 8.50% Senior Notes due 2019.

Issuer:	Atmos Energy Corporation

Security Description:	Senior Unsecured Notes

Ratings (Moody’s/S&P/Fitch):	Baa3 / BBB+ / BBB+
(Review for Possible Upgrade/Stable/Stable)
None of these ratings is a recommendation to buy, sell or hold the Notes. Each rating is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

Principal Amount:	$450,000,000

Maturity:	March 15, 2019

Settlement:	March 26, 2009; T+3

Coupon:	8.50%, payable in arrears

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2009

Benchmark Treasury:	2.75% due February 15, 2019

Benchmark Treasury Price:	100-26+

Benchmark Treasury Yield:	2.654%

Spread to Benchmark Treasury:	587.5 basis points

Yield to Maturity:	8.529%

Initial Price to Public:	99.813% per Note

Redemption Provisions:	The Notes may be redeemed, at the option of Atmos Energy Corporation, at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted, on a semi-annual basis, at make-whole call, plus, in each case, accrued interest to the date of redemption.

Make-Whole Call:	Make whole call at T+ 50 basis points

Net Proceeds:	$446,233,500, before expenses and settlement of the Treasury lock agreement.

Pro Forma Ratio of Earnings to Fixed Charges:	After giving effect to the issuance of the notes, the redemption of our 4.00% Senior Notes due 2009 and the settlement of the Treasury lock agreement at the beginning of the periods, the pro forma ratio of earnings to fixed charges would have been 3.48 for the three months ended December 31, 2008 and 2.56 for the fiscal year ended September 30, 2008.

CUSIP/ISIN:	049560 AJ4 US045960AJ40

Minimum Denominations:	$2,000 and any integral multiple of $1,000 in excess thereof.

Joint Book-Running Managers:	Banc of America Securities LLC Goldman, Sachs & Co. Greenwich Capital Markets, Inc. SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	BNP PARIBAS Morgan Stanley U.S. Bancorp Investments, Inc. UBS Investment Bank Wachovia Securities

Junior Co-Managers:	CALYON Comerica Securities Commerzbank Corporates & Markets Lloyds TSB Corporate Markets Mitsubishi UFJ Securities Natixis Bleichroeder Inc The Williams Capital Group, L.P.
     Atmos Energy Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Atmos Energy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, Goldman, Sachs & Co. at 1-866-471-2526, Greenwich Capital Markets, Inc. at 1-866-884-2071 or SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.